UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2025
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

NOTICE REGARDING TRANSACTION BETWEEN RELATED PARTIES

Banco Bradesco S.A. (“Bradesco” or “Company”) hereby informs its shareholders and the market in overall, pursuant to Article 33, item XXXII and Annex F of Resolution 80/22 of the Brazilian Securities and Exchange Commission (“CVM”) and the Company's Policy on Transactions with Related Parties (“Internal Policy”), that it entered into an Agreement for the Provision of Intermediation, Acquisition, Referral and Maintenance Services for Commercial Establishments (“Transaction”) with its related party, Cielo S.A. (“Cielo”).

The information regarding the Transaction, as provided for in the aforementioned CVM regulation, is presented in the table below:

Transaction
Related Party Name	Cielo
Relationship of the Related Party with the Company	Bradesco is part of Cielo's controlling group through subsidiaries.
Object of the Transaction and Main Terms and Conditions

Contract for the Provision of Intermediation Services, Capture, Indication and Maintenance of Commercial Establishments (“Contract”).

Annual renewal of the Agreement that establishes the terms and conditions applicable to the intermediation services to be provided by Banco Bradesco to Cielo, aimed at attracting, indicating, and maintaining commercial establishments (“Establishments”) for potential accreditation to the Cielo System.

All information related to the Agreement complies with applicable data protection legislation.

Term: 1 year, from January 1, 2025, with successive, automatic, and annual renewals.

If, when, in what way and to what extent the counterparty to the transaction, its partners or directors participated in the process	The proposal was submitted by the counterparty and was considered to be on fair terms. The conclusion of the Contract has obtained the applicable internal approvals, following all the relevant regulations.
Detailed justification of the reasons why the issuer's management considers that the transaction complied with commutative conditions or provides for adequate compensatory payment	The Company's Management understands that the Transaction complied with commutative conditions and provides for adequate compensatory payment, since it was carried out in the best interests of the Company, observing market conditions (in accordance with the Company's Internal Policy), good governance practices, conduct, ethics, and transparency and without conflicts of interest (in accordance with the Company's Internal Policy).

The documents relating to the Transaction are on file at the Company's head office.

Cidade de Deus, Osasco, SP, January 10, 2025

Banco Bradesco S.A.

André Costa Carvalho

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 10, 2025
BANCO BRADESCO S.A.

By:	/S/André Costa Carvalho
André Costa Carvalho Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.